UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

As previously disclosed in the report of foreign private issuer on Form 6-K filed with the Securities and Exchange Commission on April 8, 2021, ZK International Group Co., Ltd., a British Virgin Islands company (the “Company”), through its wholly-owned subsidiary xSigma Entertainment Limited (“xSigma”) entered into a Subscription of Shares Agreement (the “Subscription Agreement”) with CG Malta Holding Limited (“CG Malta”) on April 4, 2021, pursuant to which xSigma acquired 12% interest in CG Malta through xSigma for US$15 million and agreed to subscribe to an additional number of ordinary shares (the “Additional Shares”) in CG Malta for a total purchase price of US$35 million, which will guarantee to xSigma an additional 13% interest in CG Malta, subject to the signing of a separate subscription agreement not later than four months from April 4, 2021.

On August 4, 2021, xSigma entered into an amendment to the Subscription Agreement (the “Amendment”). Pursuant to the Amendment, the subscription to the Additional Shares will be subject to signing of a separate subscription agreement no later than January 1, 2022, of which US$10 million shall be completed no later than August 30, 2021.

The foregoing description of the Subscription Agreement and Amendment are qualified in their entirety by reference to the full text of such documents, the forms of which are attached as Exhibits 10.1 and 10.2, respectively, to this report on Form 6-K, and which are incorporated herein in their entirety by reference.

This Form 6-K contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the Company’s future activities, or future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Company’s Annual Report on Form 20-F, and in other documents that the Company files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 6-K, except as required by law.

Exhibit Number	Description of Exhibit

10.1

Subscription of Shares Agreement between CG Malta and xSigma dated April 4, 2021 (incorporated by reference to exhibit 10.1 to the report of foreign private issuer on Form 6-K of the Company filed on April 8, 2021)

10.2	Amendment to the Subscription of Shares Agreement between CG Malta and xSigma dated August [4], 2021
99.1	Press release – ZK International’s Portfolio Company, Maximbet, Enters Partnership with White Mountain Apache Tribe in Pursuit of Online Sports Betting License in Arizona.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2021	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board